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                             Commission File Number:
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                                    000-16461
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

        For period ended:      September 30, 2000
                               ------------------------------------------------

         [ ] Transition Report on Form 10-K

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q

         [ ] Transition Report on Form N-SAR

        For the transition period Ended:
                                        ---------------------------------------


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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Community Bancshares, Inc.
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Full Name of Registrant


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Former Name if Applicable

68149 Main Street, P.O. Box 1000
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Address of Principal Executive Office (Street and Number)

Blountsville, Alabama 35031
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         As previously reported, on September 21, 2000, KPMG LLP informed the Registrant that it was no longer willing to serve as the Registrant's independent accountant. Management of the Registrant is in the process of engaging a new independent accountant. The Registrant also recently appointed a new acting chief financial officer. Management of the Registrant is in the process of completing and reviewing the financial statements and related discussion and analysis to be included in the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (the "Quarterly Report"). The delay in completing and filing the Quarterly Report could not be eliminated by the Registrant without unreasonable effort or expense. The Registrant expects to be able to complete and file the Quarterly Report no later than November 20, 2000.



(ATTACH EXTRA SHEETS IF NEEDED)    POTENTIAL PERSONS WHO ARE TO RESPOND TO THE
SEC 1344 (2-99)                    COLLECTION OF INFORMATION CONTAINED IN THIS
                                   FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                                   FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
                                   NUMBER.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kennon R. Patterson, Sr.             (205)                         429-1000
------------------------          -----------                 ------------------
      (Name)                      (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).            [X] Yes   [ ] No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                             [X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A attached hereto
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





                           Community Bancshares, Inc.
            -------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 2000      By: /s/ Kennon R. Patterson, Sr.
      -----------------          -----------------------------------------------
                                 Kennon R. Patterson, Sr.
                                 Chairman, President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                    EXHIBIT A


         The financial statements to be included in the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 are anticipated to reflect a net loss, which management currently estimates to be approximately $1.8 million and $1.0 million for the three- and nine-month periods ended September 30, 2000, respectively, as compared to net income of approximately $1.0 million and $2.2 million for the three- and nine-month periods ended September 30, 1999, respectively. These net losses were primarily due to increases in provision for loan losses, interest expense and non-interest expense during the first nine months of 2000.